UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under The Securities Exchange Act of 1934

Hydropot Inc.
F/K/A ALPINE 6 Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Richard Chiang

460 Brannan Street, Suite 78064

San Francisco, CA 94107

Telephone: (415) 713 6957

Email: rchiang8@gmail.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 9, 2014

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Richard Chiang

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

1

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

(14)	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of Hydropot Inc. F/K/A ALPINE 6 Inc., a Delaware corporation, with its principal place of business located at 3324 Monier Circle Ste 3, Rancho Cordova, CA 95742.

2

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: Richard Chiang

(b) Address: 460 Brannan Street, Suite 78064 San Francisco, CA 94107

(c) Business consultant and private investor

(d) None.

(e) None.

(f) Citizenship: USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Richard Chiang, sold 10,000,000 shares of the Issuer in a private transaction to Michael Roman and Timothy J. Rivera  and received the sum of $40,000 in cash. After the sale, Mr. Chiang owns no shares of the common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 10,000,000 shares of common stock of the Issuer by Reporting Person Richard Chiang to Michael Roman and Timothy J. Rivera . The transaction closed on July 9, 2014.

On July 9, 2014, following the execution of the SPA, Richard Chiang elected Michael Roman and Timothy J. Rivera as Directors of the Company. Immediately following the election of Mr. Roman and Mr. Rivera to the Company’s Board of Directors, both, acting as Directors of the Company, accepted the resignation of Richard Chiang as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors. Mr. Chiang’s resignation was in connection with the consummation of the SPA between Mr. Chiang and Mr. Roman and Mr. Rivera and was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Following Mr. Chiang’s resignation, and effective as of the same date, to fill the vacancies created by Richard Chiang’s resignations, the Board of Directors appointed Mr. Roman as Chairman of the Board of Directors, President, Chief Executive Officer, Chief Financial Officer and Secretary. The Board of Directors also appointed Mr. Rivera as Chief Operating Officer of the Company. Further, the Board of Directors appointed Ronald E. Bieber as Chief Research and Development Officer and Joe Ming as Director of Public Relations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Richard Chiang beneficially owns no shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As to the of date of this Schedule 13D/A, the Reporting Person had no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

3

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None. The Registrant filed a Current Report on Form 8-K July 9, 2014 as exhibit 10.1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2016

Signature:

/s/ Richard Chiang

Richard Chiang

4